

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 7, 2009

By U.S. mail and facsimile

Mr. Raymond J. Land
Chief Financial Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656-1460

> **Re: Clarient, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009 and amended April 30, 2009**
> **File No. 000-22677**

Dear Mr. Land:

We have reviewed your filings and response letter dated June 22, 2009 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to comments 1(c), 3 and 4 of our letter dated June 9, 2009, stating that you will revise the disclosures to comply with our comments in future filings. Please provide us with the proposed disclosure that you intend to include in future filings using fiscal year ended December 31, 2008 information.

Revenue Recognition, page 40

2.   We note your response to prior comment 2(d) regarding the collectibility of your accounts receivables. Explain the nature of the collection difficulties experienced by the Third Party Provider and the reason why these difficulties appeared to persist after the receivables were transferred to you.

3.   Please explain the nature of the challenges you faced implementing and
        administering in-house billing and how they have affected your collections
        efforts. Advise us whether these challenges were similar to those experienced by
        the Third Party Provider. If so, please disclose the trend relating to the
        collectibility of your receivables.   Explain the basis for your expectation that in-
        house billing and collection efforts will result in improved collection experience.

4.   We note your calculation for bad debt expense is based on historical receivable
        write-offs as a percentage of historical revenues. Considering the collectibility
        issues you identified in 2008, tell us and clarify future filings to disclose how
        your historical write-offs can be a reasonable basis for calculating your bad debt
        expense. Please discuss the trend in your write-offs and the accuracy of your
        allowance reserve to actual write-offs for the two years ended December 31,
        2008.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-
3773 if you have questions regarding these comments and related matters. Please contact
me at 202-551-3871 with any other questions.

                                                Sincerely,

                                                Tia Jenkins
                                                Senior Assistant Chief
                                                Accountant
                                                Office of Beverages, Apparel
                                                and Health Care Services